Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858 www.KilpatrickStockton.com

May 13, 2010	direct dial 202 508 5825 direct fax 202 204 5600 AKaslow@KilpatrickStockton.com

Hugh West

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	FedFirst Financial Corporation
Registration Statement on Form S-1
Filed March 12, 2010
File No. 333-165437

Dear Mr. West:

On behalf of FedFirst Financial Corporation (the “Company”), we are providing additional information to supplement the Company’s responses dated May 6, 2010 and May 11, 2010 to the staff’s comment letter issued on May 5, 2010.

As previously discussed, the Company uses a cash flow model provided by FTN Financial Securities to analyze its pooled trust preferred securities. The model provides nine scenarios available within three deal cash flow assumption categories. This will confirm that at no time in the past did the pooled trust securities owned by the Company fail to pass all scenarios with positive cash flow.

Although in the past the Company did not rely on a single cash flow scenario for its analysis, this will confirm that in connection with future filings the Company will follow the guidance in ASC 320-10-35-33F – 33I and select a cash flow scenario most suitable to the securities owned by the Company based upon the Company’s evaluation of the specific credit characteristics of the collateral underlying each security. This also will confirm that the Company will not rely upon a model that assumes zero prepayments over the life of the security.

Hugh West

U.S. Securities and Exchange Commission

May 13, 2010

If you have any questions or further comments, please contact the undersigned at (202) 508-5825.

Very truly yours,

KILPATRICK STOCKTON LLP

/s/ Aaron M. Kaslow

Aaron M. Kaslow

cc:	Paul M. Aguggia, Esq., Kilpatrick Stockton LLP
Patrick G. O’Brien, FedFirst Financial Corporation
Hugh T. Wilkinson, Esq., Elias, Matz, Tiernan & Herrick L.L.P.